Exhibit 99.1

MURPHY OIL CORPORATION

TIME-BASED RESTRICTED STOCK UNIT GRANT AGREEMENT

Time Based Restricted Stock Unit Award Number	Name of Grantee	Number of Restricted Stock Units Subject to this Grant

This Time-Based Restricted Stock Unit Award (the “Award”) granted on and dated             , 2013, by Murphy Oil Corporation, a Delaware corporation (the “Company”), pursuant to and for the purposes of the 2012 Long-Term Incentive Plan (the “Plan”).

This Agreement is subject to the following terms and provisions:

1. The Company hereby grants to the individual named above (the Awardee) an Award of Restricted Stock Units each equal in value to one share of Common Stock of the Company. This award constitutes a right to receive shares in the future and does not represent any current interest in the shares subject to the award.

2. Subject to paragraph 3 below and in accordance with the Plan, this award will fully vest and shares will be issued, without restrictions, on                     , or in accordance with the Plan in the event of termination of employment prior to                     . This award shall not vest whenever the delivery of shares under it would be a violation of any applicable law, rule or regulation.

3. The Award will fully vest and 100 percent of the restricted stock units will be deemed to be earned and shares will be issued, without restrictions, upon the occurrence of a Change in Control (as such term is defined in the Plan) provided, however, that no issuance of shares will be made until                      unless the Change in Control also qualifies as a change in the ownership or effective control of Murphy Oil Corporation, or in the ownership of a substantial portion of its assets, as determined under Section 409A of the Internal Revenue Code.

4. In the event of any relevant change in the capitalization of the Company subsequent to the date of this grant and prior to its vesting, the number of units will be adjusted to reflect that change.

5. This award is not assignable except as provided in the case of death and is not subject in whole or in part to attachment, execution or levy of any kind.

6. The holder of these Restricted Stock Units shall not be eligible to receive any dividends or other distributions paid with respect to these shares during the Restricted Period. An amount equivalent to these dividends and/or other distributions shall be paid to the holder upon the issuance of shares and payment of the award. Any such payment (unadjusted for interest) shall be made in whole shares of the $1.00 par value Common Stock of the Company and in cash equal to the value of any fractional shares.

7. The Plan and this Agreement are administered by the Executive Compensation Committee of the Board of Directors of Murphy Oil Corporation. The Executive Compensation Committee has the full authority to interpret and administer the Plan consistent with the terms and provisions of the plan document.

Attest:	Murphy Oil Corporation

By

Ex. 99.1-1